SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2024
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly Held Company

Corporate Taxpayer’s ID 33.042.730/0001-04

NIRE 35300396090

NOTICE TO SHAREHOLDERS

DIVIDENDS’ PAYMENT

Companhia Siderúrgica Nacional (“Company”) informs its shareholders and the market in general that the Board of Directors approved, in a meeting held on this date, in accordance with art. 31, II, of its Bylaws and art. 204, §2, of Law No. 6,404/76, the distribution to shareholders of interim dividends from the profit reserve account, in the amount of BRL 730,000,000.00 (seven hundred and thirty million reais) corresponding to R$ 0,550488901371933 per share of capital stock in circulation on this date. Dividends will be paid on November 28, 2024, and will be calculated and credited based on the shareholders' positions on November 21, 2024.

This way:

1.        Shareholders using fiduciary custody will have their dividends credited in accordance with procedures adopted by the Stock Exchange.

2.        Shareholders, whose registration does not include the registration of the CPF/CNPJ number or the indication of “Bank/Agency/Current Account”, will have their dividends credited within 3 (three) business days counted from the due regularization of their respective registrations at Banco Bradesco S.A. branches, by completing an “Investor Registration Form”, which will be sent by the branch to the Shares and Custody Department.

Shareholder services locations: Banco Bradesco S.A. branches, specialized in serving Shareholders, during banking hours.

We highlight that, from November 22, 2024, the shares will be traded ex-dividends.

Dividends not claimed within 3 (three) years, counting from the starting date of the payment, will expire and revert in favor of the Company (Law 6,404/76, art. 287, item II, item a).

São Paulo, November 14, 2024.

Antonio Marco Campos Rabello

Executive Director of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2024

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.